Exhibit 21.1

SUBSIDIARIES OF ASCENDANT SOLUTIONS, INC.

State of Organization	Company Name

Texas	CRESA Capital Markets Group, L.P.
Texas	Ascendant CRESA LLC
Texas	ASE Investments Corporation
Texas	VTE, L.P.
Texas	Ascendant VTE, LLC
Texas	Dougherty’s Holdings, Inc.
Delaware	ASDS of Orange County, Inc.
Texas	Dougherty’s Pharmacy, Inc.
Texas	Park Infusion Services, L.P.
Texas	Park-Medicine Man, L.P.
Texas	Fairways Frisco, L.P.
Delaware	CRESA Partners of Orange County, L.P.
Texas	DM-ASD Holding, Co.